_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 10 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibits are filed herewith:

     Exhibit 56     Letter to KCPL shareholders distributed
                    commencing July 20, 1996.

     Exhibit 57     Advertisement appearing in newspapers
                    commencing July 21, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY

                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate
Services

Dated:  July 22, 1996

                                 EXHIBIT INDEX


Exhibit No.                        Description                          Page
__________     ______________________________________________________   ____

Exhibit 56     Letter to KCPL shareholders distributed commencing
               July 20, 1996.

Exhibit 57     Advertisement appearing in newspapers commencing
               July 21, 1996.

                                                       Exhibit 56

July 19, 1996

Dear Shareholder:

Only two weeks from now -- on August 7, 1996 -- all of us, as KCPL shareholders, will determine the future course of our Company. At that time, the Special Meeting of KCPL shareholders will be held and the votes on the KCPL/UtiliCorp merger will be counted. In order to ensure that your vote is received in time, we urge you to vote FOR the KCPL/UtiliCorp merger today on the enclosed WHITE proxy card.

             TOMORROW'S WORLD OF ENERGY BEGINS TODAY

This is a very exciting time for KCPL. A successful vote at the August 7 meeting will bring us closer to our merger with UtiliCorp -- a merger which will be on track to be completed in the second quarter of 1997. The combined company, Maxim Energies, will join KCPL's strength in regulated businesses with UtiliCorp's experience in unregulated businesses to form a dynamic new company uniquely positioned to compete in a rapidly changing worldwide energy marketplace.

We expect Maxim Energies to bring diversified products and services to customers, create new markets, grow revenues and income and, most importantly, increase value for shareholders.

                  A CLEAR CHOICE FOR THE FUTURE

Many issues have been raised in recent months concerning KCPL's strategic merger with UtiliCorp and Western Resources' hostile offer to exchange its shares for your KCPL shares. But when the focus is on the real issues, we believe the answers are clear.

Throughout this process, we have clearly outlined the many benefits of a KCPL/UtiliCorp combination. We also have presented our very significant concerns about the Western Resources offer and the bases for our conclusions that Western has overstated its merger-related savings assumptions and understated its rate reduction assumptions. We have shown in detail how these assumptions raise serious questions about Western's ability to pay dividends at its promised rate and the potential negative effect on the value of Western's stock.

If Western had an effective response to these issues, we have no doubt they would have presented it to you. Instead, in the waning weeks of this contest, Western has turned to increasingly strident and personal attacks on your Company's Board of Directors and management. The future of KCPL and the value of your investment are far too important to be overshadowed by these tactics.

As I stated at the May 22, 1996 Annual Meeting, I am committed to the future of Maxim Energies, and I plan to be there for a long time. I look forward to greeting you at the August 7 shareholder meeting, and at many other shareholder meetings for years to come.

We strongly urge you to vote FOR the KCPL/UtiliCorp merger today by signing, dating and returning the enclosed WHITE proxy card in the accompanying postage-paid return envelope. Your latest dated proxy card is the only one that will be counted. A failure to approve the KCPL/UtiliCorp merger would deprive you of its many benefits, with no assurance that a transaction with Western would ever occur.

If you have any questions or need assistance in voting your shares, please call KCPL Investor Relations at 800-245-5275 or our proxy solicitor, D.F. King & Co., Inc., at 800-714-3312.

I thank you for your continued trust and support.

                                   Sincerely,

                                   /s/Drue Jennings

                                                        Exhibit 57


To [KCPL logo] Shareholders:

           WHAT WILL WESTERN'S STOCK REALLY BE WORTH?

                      IS IT WORTH THE RISK?

Western Resources is offering to exchange its stock for your KCPL shares. Western's forecast of 1998 earnings of a combined
Western/KCPL is $2.52 per share. But we see a problem with Western's numbers. We think they just don't add up.

              ASK YOURSELF SOME IMPORTANT QUESTIONS

In making any decision based on Western's projections, we think there are three very important questions that need to be asked.
These questions and what we believe to be the answers are below:

1.   Do Western's projections take into account the         NO
     $105 million annual rate reduction recommended by the staff of the Kansas Corporation Commission (KCC)?

2.   Do Western's projections accurately reflect the        NO
     amount of merger-related savings achievable from a Western/KCPL combination?

3.   Do Western's projections accurately reflect the        NO
     percentage of merger-related savings which Kansas and Missouri would allow Western to retain?

    HERE'S HOW THE ANSWERS COULD IMPACT WESTERN'S STOCK PRICE

Western's Own Forecast of 1998 Earnings Per                 $2.52
Share for Western/KCPL Combination(1)

Adjustment to Reflect $105 Million Rate           -0.22
Reduction Recommended by Kansas Corporation
Commission Staff(2)

Adjustment to Reflect Overstatement of            -0.11
Merger-Related Savings by Western(3)              ______

Adjustment to Reflect Total Overstatement         -0.33     -0.33
of Western's Earnings Forecast                              _____

Revised Estimate of Western's 1998 Earnings                 $2.19
per Share for Western/KCPL Combination

IMPLIED REDUCTION IN WESTERN COMMON STOCK                  -$3.80
VALUE IN 1998 BASED ON ASSUMED PRICE/
EARNINGS RATIO OF 11.5(4)

If Western's per share earnings are overstated by $0.33 as shown in this chart, then multiplying the $0.33 overstatement by an assumed price/earnings ratio of 11.5 indicates that WESTERN'S 1998 STOCK PRICE COULD BE REDUCED BY APPROXIMATELY $3.80 PER SHARE. The foregoing contains certain statements of opinion and belief of KCPL. This information is provided to facilitate an analysis of the potential value of Western's proposal. The implied reduction, if any, in Western's common stock value may be greater or less than indicated above.

Even Western acknowledges in its own Prospectus dated July 3, 1996 that:

"[T]here can be no assurance that the KCC staff's recommendations will not be adopted, or if adopted, will not have an adverse effect on Western Resources' consummation of the Offer and the Merger, on the Regulatory Plan or on Western Resources' ability to achieve its projected post-Merger dividend rates."

IF WESTERN'S PROJECTED PER SHARE EARNINGS ARE OVERSTATED, DO YOU
REALLY THINK WESTERN WILL BE ABLE TO PAY DIVIDENDS AT ITS
PROMISED RATE?
_________________________________________________________________

               VOTE FOR THE KCPL/UTILICORP MERGER
                  ON THE WHITE PROXY CARD TODAY
_________________________________________________________________

If you have any questions or need assistance in completing the WHITE proxy card, please call KCPL Investor Relations, toll free, at 1-800-245-5275 or our proxy solicitor, D. F. King & Co., Inc., toll free, at 1-800-714-3312.

July 22, 1996       KANSAS CITY POWER & LIGHT COMPANY

(1)As reported in the Western Prospectus dated July 3, 1996 and excluding costs to achieve savings and transaction costs. In the Western Prospectus, Western estimated earnings per share for 1998 based on Western's closing stock price on July 2, 1996 resulting in an exchange ratio of 1.01224.

(2)Assumes that Western underestimated the rate reduction by $46.3 million, derived by subtracting from Kansas Corporation Commission staff's recommended $105 million annual rate reduction both (i) Western's proposal for an $8.7 million rate reduction and (ii) Western's proposal for $50 million accelerated depreciation of its investment in the Wolf Creek nuclear plant. The $46.3 million adjustment as reduced by 40% to reflect the effect of taxes results in an after-tax adjustment of $27.78 million, which results in a reduction to earnings per share of approximately $0.22 based upon 128,136,000 shares outstanding.

(3)Assumes that $70.421 million in first year savings claimed by Western in the Western Prospectus are overstated by $23.474 million. KCPL's analysis of Western's claimed merger-related savings indicates that Western overestimated total purchasing savings by 62.7% and overestimated total administrative savings by 48.5%. Applying such percentages to the first year purchasing and administrative savings in the Western Prospectus indicates that first year merger-related savings are overstated by slightly more than one-third. One-third of Western's estimate of $70.421 million equals $23.474 million. The $23.474 million adjustment as reduced by 40% to reflect the effect of taxes results in an after-tax adjustment of $14.084 million, which results in a reduction to earnings per share of approximately $0.11 based upon 128,136,000 shares outstanding.

(4)Utility industry estimated average for 1996 as calculated in Merrill Lynch, Pierce, Fenner & Smith Incorporated report dated
June 24, 1996.